Exhibit 12.1

HEALTH MANAGEMENT ASSOCIATES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008	2007	2012
EARNINGS
Income from continuing operations before income taxes	$312,405	$286,823	$244,240	$328,116	$183,307	$144,150
Fixed charges, exclusive of capitalized interest	233,932	220,589	225,260	251,555	232,531	169,705

TOTAL EARNINGS	$546,337	$507,412	$469,500	$579,671	$415,838	$313,855

FIXED CHARGES
Interest charged to expense, including amortization of deferred financing costs	$222,747	$211,673	$217,938	$245,395	$227,047	$163,929
Interest portion of rental expense	11,185	8,916	7,322	6,160	5,484	5,776

Fixed charges, exclusive of capitalized interest	233,932	220,589	225,260	251,555	232,531	169,705
Capitalized interest	5,950	2,674	4,800	4,295	3,780	4,500

TOTAL FIXED CHARGES	$239,882	$223,263	$230,060	$255,850	$236,311	$174,205

Ratio of Earnings to Fixed Charges	2.3	2.3	2.0	2.3	1.8	1.8